

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2023

Adriano Rudek de Moura
Chief Financial Officer
Energy Company of Paraná
Rua José Izidoro Biazetto, 158 – bloco A
81200-240 Curitiba
Paraná, Brazil

> **Re: Energy Company of Paraná**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 27, 2023**
> **File No. 001-14668**

Dear Adriano Rudek de Moura:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2022

Exhibits
Exhibit 13.2 Certification of our Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, page 155

1. We note that the certification provided by your Chief Financial Officer at Exhibit 13.2 references your Form 20-F for the fiscal year ended December 31, 2021, rather than your Form 20-F for the fiscal year ended December 31, 2022.

   Please file an amendment to your Form 20-F to provide the certifications required by Rule 13a-14(b) of Regulation 13A, applicable via Instruction 13 to Item 19 of Form 20-F.

   Please ensure that your amendment includes the entire periodic report, explanatory note, updated signature page, and updated certifications.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Yong Kim, Staff Accountant at (202) 551-3323 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation